Pacific Life Insurance Company

700 Newport Center Drive

Newport Beach, California 92660-6397

May 26, 2015

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Post-Effective Amendment for Pacific Select VUL-Accumulation (File
Number 333-202248) funded by Pacific Select Exec Separate Account of
Pacific Life Insurance Company (File Number 811-05563); Request for
Withdrawal of Post-Effective Amendment

Dear Ms. Skeens:

Pursuant to Rule 477(a) of the Securities Act of 1933 (“1933 Act”), as amended, and on behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (“Separate Account”), we hereby request the withdrawal of the Post-Effective Amendment to the above referenced Registration Statement, filed on May 22, 2015 (Accession No. 0001193125-15-198101).

We request withdrawal of the Post-Effective Amendment due to a technical error. The above referenced filing was incorrectly filed as a Post-Effective Amendment under Rule 485 of the 1933 Act instead of a Pre-Effective Amendment as indicated on the filing facing sheet. The correctly filed amendment was subsequently filed on May 22, 2015 (Accession No. 0001193125-15-198659, File No. 333-202248), as Pre-Effective Amendment No. 1.

Please note that this request for withdrawal is not meant to extend to the correctly filed amendment or to the registered status of the Separate Account, which is the funding vehicle for other Pacific Life variable life insurance policies.

If you have any questions regarding this matter, please contact the undersigned at (949) 219-7286.

Sincerely,

/s/ Charlene Grant

Charlene Grant